K&L GATES LLP 10100 SANTA MONICA BOULEVARD EIGHTH FLOOR LOS ANGELES, CA 90067 T +1 310 552 5000 F +1 310 552 5001 klgates.com

December 3, 2015
Via EDGAR and Overnight Delivery
Amanda Ravitz Assistant Director United States Securities and Exchange Commission Division of Corporation Finance 100 F Street NE Washington, DC 20549

Re:	IRADIMED CORPORATION Amendment No. 1 to Registration Statement on Form S-3 Submitted December 3, 2015 CIK No. 00013525618

Dear Ms. Ravitz:
On behalf of IRADIMED CORPORATION, a Delaware corporation (the “Company”, “we”, “us”, “our”), the undersigned is hereby providing the Company’s responses to the Securities and Exchange Commission (the “Commission”) comment letter dated November 30, 2015.  The Company’s responses to the Staff’s comment letter, below, are in identical numerical sequence to the Commission comment letter, and each comment is repeated verbatim with the Company’s response immediately following.
Enclosed are two courtesy copies of Amendment No. 1 to the Registration Statement on Form S-3 filed on the date hereof, in a clean and blacklined version showing changes that were made from the Registration Statement on Form S-3 that was filed with the Commission on November 3, 2015.
Fee Table:
1.	Comment: “We note that you have provided a dollar amount of securities that you intend to register for resale by the selling shareholders. Please revise this table and your disclosure throughout the prospectus to provide the number of shares that you intend to register for resale by the selling shareholders. Refer to Securities Act Rules Compliance and Disclosure Interpretations Questions 228.03 and 228.04. Also file a revised legal opinion covering that number of shares.”
Response:  We respectfully note your comment and have revised the fee table and disclosures throughout the prospectus to provide the number of shares that will be registered for resale by the selling shareholder.  In addition, Exhibit 5.1 contains a revised legal opinion covering this number of shares.

Amanda Ravitz

Selling Stockholders, page 5:
2.	Comment: “Please revise to describe more specifically the transactions in which the securities were sold to the selling security holders. Refer to Regulation S-K Item 507.”
Response:  We respectfully note your comment and have revised the disclosures under “Selling Stockholder” on page 5 to provide additional information on the transactions in which the securities were sold to the selling security holder and other information required by Regulation S-K Item 507.
Incorporation of Certain Documents by Reference, page 9:
3.	Comment: “Please revise to incorporate the description of your common stock from your Form 8-A filed on July 10, 2014, and any amendments thereto. Refer to Item 12(a)(3) of Form S-3.”
Response:  We respectfully note your comment and have revised our list of documents incorporated by reference.  Please see page 9.

Should you have any questions or require any additional information, please contact K&L Gates LLP, attention Leib Orlanski, Esq., by phone at (310) 552-55044, by facsimile at (310) 552-5001, or by e-mail at leib.orlanski@klgates.com.
Sincerely,

K&L Gates LLP

/s/Leib Orlanski
Leib Orlanski, Esq.

cc:
Brian Soares, Commission
Tim Buchmiller, Commission
Roger Susi, Chief Executive Officer, IRADIMED CORPORATION
Chris Scott, Chief Financial Officer, IRADIMED CORPORATION
Mark L. Hammes, K&L Gates LLP
Trevor D. Belton, K&L Gates LLP